SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

NOTICE TO READER

In accordance with Canadian Securities Administrators National Instrument 51-102, Sungold International Holdings Corp. discloses that these unaudited consolidated financial statements for the second financial quarter ended February 28, 2006, have not been reviewed by our auditors, Loewen, Stronach & Co., Chartered Accountants.

Toronto, ON

April 28, 2006

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED BALANCE SHEET

FEBRUARY 28, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	(Unaudited)	(Audited)
	February 28	August 31
	2006	2005
	$	$

ASSETS

CURRENT ASSETS
Cash	10,757	10,876
Canadian goods and services input tax credits	52,028	43,065
Prepaid expenses and deposits	21,990	22,087
	84,775	76,028
PRE-DEVELOPMENT COSTS (Note 4)	232,013	224,898
EQUIPMENT (Note 5)	562,213	628,012
	879,001	928,938

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	257,038	244,075
Loans payable	-	12,500
Leases payable (Note 7)	7,733	7,120
	264,771	263,695

LONG TERM LIABILITIES
Leases payable (Note 7)	10,493	14,519
	275,264	278,214

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	21,852,097	21,078,648
CONTRIBUTED SURPLUS	190,457	190,457
DEFICIT	(21,438,817)	(20,618,381)
	603,737	650,724
	879,001	928,938

APPROVED BY THE DIRECTORS:

“Art Cowie”	Director

“Donald Harris”	Director

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	April 7, 1986	Second Quarter Ended		Year-to-Date
	(inception) to
	February 28,	February 28	February 28	February 28	February 28
	2006	2006	2005	2006	2005
	$	$	$	$	$

REVENUE
Gain on disposition of marketable securities	838,947	-	-	-	-

EXPENSES
Impairment write-down
of pre-development costs and investment	6,460,304	-	628,246	-	628,246
Advertising and promotion	3,363,376	22,413	19,191	46,170	24,817
Professional and consulting fees	3,346,237	254,881	119,878	324,100	246,664
Management fees and salaries	2,127,461	147,917	-	193,167	-
Investor relations	1,263,168	32,858	58,095	93,355	76,484
Travel and conference	1,138,080	24,067	39,867	28,146	69,203
Office and miscellaneous	856,978	8,924	18,195	19,579	34,653
Internet services	811,861	6,210	5,805	12,287	9,675
Amortization	862,759	34,182	26,029	68,201	50,561
Office rent and services	596,807	3,099	8,353	15,992	20,629
Transfer agent and filing fees	386,918	8,917	9,162	13,653	12,418
Insurance	263,953	-	250	167	333
Financing fees	218,000	-	-	-	-
Stock based compensation	190,457	-	-	-	-
Finder fees	154,031	-	-	-	-
Interest and bank charges	116,840	2,355	20	3,172	289
Settlement agreement	71,178	-	-	-	-
Interest on capital leases	30,874	858	-	1,646	-
Fees and commissions	29,741	-	-	-	-
Prizes	1,547	-	-	-	-
Loss on disposition of equipment	826	-	-	-	-
Quebec capital tax	500	-	-	-	-
Foreign exchange loss (gain)	(14,132)	793	(23,599)	801	(23,575)
	22,277,764	547,475	909,492	820,436	1,150,397
LOSS	21,438,817	547,475	909,492	820,436	1,150,397
DEFICIT– BEGINNING	-	20,891,342	18,870,387	20,618,381	18,629,482
DEFICIT – ENDING	21,438,817	21,438,817	19,779,879	21,438,817	19,779,879

Weighted average number of shares		123,762,832	109,464,740	122,095,485	107,431,407

Loss per share		0.0044	0.0083	0.0067	0.0107

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	April 7, 1986
	(inception) to	Second Quarter Ended		Year-to-Date
	February 28,	February 28	February 28	February 28	February 28
	2006	2006	2005	2006	2005
	$	$	$	$	$

Loss	(21,438,817)	(547,475)	(909,492)	(820,436)	(1,150,397)
Items not involving cash:
Write-down of pre-development costs	6,460,303	-	628,246	-	628,246
Amortization	862,759	34,183	26,029	68,201	50,561
Stock-based compensation	190,457	-	-	-	-
Issuance of private placement units or
common shares for services	528,394	241,229	-	294,617	-
Gain on disposition of marketable securities	(838,947)	-	-	-	-
Loss on disposition of equipment	14,858	-	-	-	-
	(14,220,993)	(272,063)	(255,217)	(457,618)	(471,590)
Cash provided by changes in non-cash
working capital items:
Canadian goods and services input tax credits	(52,028)	(10,947)	(17,127)	(8,963)	(31,203)
Prepaid expenses	(21,990)	(17,232)	40,387	97	26,043
Accounts payable and accrued liabilities	257,036	(44,745)	53,950	12,963	(37,540)
	(14,037,975)	(344,987)	(178,007)	(453,521)	(514,290)
INVESTING ACTIVITIES
Pre-development costs	(5,282,938)	(6,542)	(2,254)	(7,115)	(141,888)
Proceeds of disposition of equipment	38,028	-	-	-	-
Acquisition of equipment	(1,395,228)	(2,188)	(26,961)	(2,402)	(26,961)
	(6,640,138)	(8,730)	(29,215)	(9,517)	(168,849)
FINANCING ACTIVITIES
Loans payable	2,575,728	-	(222,232)	(12,500)	(9,696)
Repayment of capital leases	(64,577)	(1,671)	24,098	(3,413)	24,098
Issuance of shares	16,451,972	365,628	418,229	478,832	607,979
Proceeds of disposition of marketable securities	1,725,747	-	-	-	-
	20,688,870	363,957	220,095	462,919	622,381

(DECREASE) INCREASE IN CASH	10,757	10,240	12,873	(119)	60,758
CASH – beginning	-	517	19,780	10,876	93,411
CASH – ending	10,757	10,757	32,653	10,757	32,653

Notes to statement of cash flow:

1) Cash consists of balances with banks

2) Interest and income taxes paid:
Interest paid	195,981	3,213	584	4,818	289
Income taxes paid	-	-	-	-	-

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed, or omitted. In the opinion of management, these financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended August 31, 2005. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

Note 2	GOING CONCERN AND NATURE OF OPERATIONS

The principal activity is developing and promoting a proprietary pari-mutuel wagering virtual horseracing product, internet payment system and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc., and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated.

…/ 2

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 2 -

Note 4	PRE-DEVELOPMENT COSTS

	a)	SafeSpending™ project

In May 2001, a subsidiary of the Company, SafeSpending Inc., acquired all the rights to an internet payment system technology which is a spending system that can be used to make anonymous purchases online from merchants and individuals. The agreement provides SafeSpending Inc. with all copyrights, trademarks, source codes and intellectual property and the Company has patents pending in 105 countries for the SafeSpending™ anonymous payment system. During the previous fiscal year, the Company entered into consulting agreements with the two individuals from whom the rights were acquired, to assist in the further development of the project. The contracts were for six months from July 20th , 2005, and the consultants each received sole compensation of 150,000 shares, having a total value at the time of $10,997 each.

	August 31		Impairment	February 28
	2005	Additions	Write off	2006
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	79,644	2,294	-	81,938
	141,944	2,294	-	144,238

b)	Horsepower® project

Horsepower® World Pool Virtual Horse Racing System is a proprietary, pari-mutuel wagering product operated by Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary of the Company. The product is being offered to Licensed facilities and Authorized Racetrack Affiliates. Development of this project is largely complete but there are no operating installations as of the date of this statement.

	August 31		Impairment	February 28
	2005	Additions	Write off	2006
	$	$	$	$
Legal and consulting fees	82,954	4,821	-	87,775

	August 31		Impairment	February 28
	2005	Additions	Write off	2006
	$	$	$	$
Total Pre-development costs	224,898	7,115	-	232,013

…/ 3

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 3 –

Note 5	EQUIPMENT

		February 28		August 31
		2006		2005
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – Horsepower®	1,033,216	547,369	485,847	539,830
Computer hardware	327,001	271,508	55,493	62,672
Leased computer equipment	26,961	7,482	19,479	22,917
Computer software	4,701	3,526	1,175	2,350
Office equipment	270	51	219	243

	1,392,149	829,936	562,213	628,012

Note 6	SHARE CAPITAL

	(Unaudited)	(Audited)
	February 28	August 31
	2006	2005
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares	-	-
without par value
100,000,000 Class “B” preference shares	-	-
without par value

Issued and outstanding:
125,049,835 common	21,852,097
(August 31, 2005 – 119,607,800 common)		21,078,648

a)	Shares issued during the period:

	Second quarter ended		Year-to-Date
	February 28, 2006		February 28, 2006
	#	$	#	$
For cash	2,037,300	341,945	3,583,666	455,149
Non-cash transactions:
- for services provided	1,170,469	264,913	1,858,369	318,300
	3,207,769	606,858	5,442,035	773,449

…/ 4

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 4 -

Note 6 SHARE CAPITAL (continued)

b)	Stock options and stock based compensation:

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are incentive share purchase options outstanding:

Date of Grant	Price	Balance Aug 31 2005	Granted	Exercised / Expired / Cancelled	Balance Nov 30, 2005	Expiration date
Feb 16, 2001	US$0.1500	100,000	-	100,000	-	Expired
Feb 28, 2001	US$0.0600	1,050,000	-	1,050,000	-	Expired
Mar 5, 2001	US$0.0850	79,900	-	-	79,900	Mar 5, 2006
Aug 10, 2001	US$0.1200	300,000	-	-	300,000	Aug 10, 2006
Dec 20, 2001	US$0.0900	100,000	-	-	100,000	Dec 20, 2006
Jan 4, 2002	US$0.0800	730,764	-	36,000	694,764	Jan 4, 2007
Jan 24, 2002	US$0.0725	400,000	-	-	400,000	Jan 24, 2007
Oct 16, 2002	US$0.1500	300,000	-	300,000	-	Cancelled
Jan 23, 2003	US$0.1100	136,000	-	-	136,000	Jan 23, 2008
Mar 10, 2003	US$0.1500	200,000	-	-	200,000	Oct 11, 2007
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
May 28,2003	US$0.0500	150,000	-	-	150,000	May 28,2008
Apr 14, 2005	US$0.1200	1,000,000	-	-	1,000,000	Mar 31, 2007
May 27, 2005	US$0.1200	750,000	-	-	750,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jun 6, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jul 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jul 20, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007

		7,860,664	-	1,486,000	6,374,664

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002, and applied to awards granted on or after the date of adoption. The Company adopted the recommendations prospectively for the fiscal year starting September 1, 2002.

Under this fair value based method, the value of a stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date, and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

…/ 5

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 5 -

Note 6	SHARE CAPITAL (continued)

	b)	Stock options and stock based compensation (continued):

Since September 1, 2002, the Company granted 5,100,000 share purchase options as follows:

Date of Grant	Price	Granted #	Exercisable #	Exercised #	Compensation $	Expiration date
Options granted in fiscal 2003:
Oct 11, 2002 Oct 16, 2002 Jan 23, 2003 May 27, 2003 May 28,2003	US$0.1500 US$0.1500 US$0.1100 US$0.0500 US$0.0500	200,000 300,000 136,000 64,000 150,000	200,000 300,000 136,000 64,000 150,000	- - - - -	16,600 24,900 8,282 640 1,500	October 11, 2007 October 6, 2007 January 23, 2008 May 27, 2008 May 27, 2008
Total granted:		850,000	850,000	-	51,922
Outstanding Aug 31, 2003:		850,000	850,000
Options granted in fiscal 2004:		-	-	-	-
Outstanding Aug 31, 2004:		850,000	850,000
Options granted in fiscal 2005:
Apr 14, 2005 May 27, 2005 Jun 1, 2005 Jun 1, 2005 Jun 6, 2005 Jul 1, 2005 Jul 20, 2005	US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200	1,000,000 750,000 500,000 500,000 500,000 500,000 500,000	1,000,000 750,000 500,000 500,000 500,000 500,000 500,000	- - - - - - -	32,597 24,448 16,307 16,307 16,298 16,290 16,288	Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007
Total granted:		4,250,000	4,250,000	-	138,535
Outstanding Aug 31, 2005:		5,100,000	5,100,000
Options granted in first six months of fiscal 2006:		-	-	-	-

Outstanding Feb 28, 2006:		5,100,000	5,100,000

The fair value of each option granted is estimated on the date of the grant using the Black-Sholes option pricing model with the following assumptions:

Risk-free interest rate	2.82% to 3.00%
Dividend yield	0

Estimated hold period prior to exercise (years)	2 to 3 year
Volatility in the price of the Company’s common shares	120% to 150%

…/ 6

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 6 -

Note 6	SHARE CAPITAL (continued)

	b)	Stock options and stock based compensation (continued):

Between January 1, 2002 and August 31, 2002, the Company granted 946,764 share purchase options to directors at US$0.08 per share until Jan 4, 2007, 136,000 share purchase options to a director at US$0.08 per share until Jan 15, 2007, 400,000 share purchase options to a director at US$0.0725 per share until Jan 24, 2007, 136,000 share purchase options to a director at US$0.23 per share until March 26, 2007 and 272,000 share purchase options to a director at US$0.20 per share until May 17, 2007.

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002 would have been $111,430. The pro forma loss per share, assuming this additional compensation expense would have been ($0.0584). The Pro forma results may be materially different than actual results realized.

The Black-Sholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior to January 1, 2002, have neither been charged to income nor included in the calculation of the pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

	c)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2005	Granted	Exercised	Expired / Cancelled	Balance Feb 28, 2006	Expiration date
May 2, 2005	US$0.150	250,000	-	-	-	250,000	May 31, 2007
May 31, 2005	US$0.050	300,000	-	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	300,000	-	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	793,260	-	-	-	793,260	May 31, 2007
May 31, 2005	US$0.150	152,500	-	-	-	152,500	May 31, 2007
May 31, 2005	US$0.150	152,500	-	-	-	152,500	May 31, 2007
Jun 17, 2005	US$0.150	52,250	-	-	-	52,250	Jun 30, 2007
Jun 22, 2005	US$0.150	147,500	-	-	-	147,500	Jun 30, 2007
Jul 20, 2005	US$0.150	87,500	-	-	-	87,500	Jul 31, 2007
Jul 27, 2005	US$0.150	50,650	-	-	-	50,650	Jul 31, 2007
Jul 30, 2005	US$0.150	51,000	-	-	-	51,000	Jul 31, 2007
Aug 5, 2005	US$0.150	51,000	-	-	-	51,000	Jul 31, 2007
Sep 20, 2005	US$0.150	-	71,500	-	-	71,500	Sep 30, 2007
Oct 3, 2005	US$0.150	-	35,750	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.150	-	35,750	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.150	-	53,750	-	-	53,750	Oct 31, 2007
Oct 3, 2005	US$0.150	-	71,750	-	-	71,750	Oct 31, 2007
Oct 11, 2005	US$0.150	-	61,000	-	-	61,000	Oct 31, 2007

…/ 7

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 7 -

Note 6	SHARE CAPITAL (continued)

	c)	Share purchase warrants (continued):

Date of Grant	Price	Balance Aug 31, 2005	Granted	Exercised	Expired / Cancelled	Balance Feb 28, 2006	Expiration date
Oct 18, 2005	US$0.150	-	70,700	-	-	70,700	Oct 31, 2007
Oct 21, 2005	US$0.150	-	106,000	-	-	106,000	Oct 31, 2007
Nov 15, 2005	US$0.150	-	30,150	-	-	30,150	Nov 30, 2007
Nov 29, 2005	US$0.150	-	53,500	-	-	53,500	Nov 30, 2007
Dec 2, 2005	US$0.150	-	608,333	-	-	608,333	Nov 30, 2007
Dec 8, 2005	US$0.150	-	25,000	-	-	25,000	Dec 31, 2007
Dec 20, 2005	US$0.350	-	11,400	-	-	11,400	Dec 31, 2007
Dec 29, 2005	US$0.500	-	195,750	-	-	195,750	Dec 31, 2007
Jan 2, 2006	US$0.450	-	110,000	-	-	110,000	Dec 31, 2007
Jan 3, 2006	US$0.500	-	7,250	-	-	7,250	Jan 31, 2008
Jan 12, 2006	US$0.600	-	14,750	-	-	14,750	Jan 31, 2008
Jan 31, 2006	US$0.550	-	8,000	-	-	8,000	May 31, 2008
		2,388,160	1,570,333	-	-	3,958,493

Note 7	CAPITAL LEASES

During the 2005 fiscal year, the Company arranged two capital leases to finance computer equipment, having a total cost of $26,961. Details are as follows:

		February 28		August 31
		2006		2005
	Current	Long Term
Lease	Portion	Portion	Total	Total
	$	$	$	$
Original principal of $20,975, repayable in monthly payments of $640	5,670	9,702	15,372	17,946

Original principal of $5,986, repayable in monthly payments of $203	2,063	791	2,854	3,718
	7,733	10,493	18,226	21,664

The Company is committed to annual lease payments of $10,118 for fiscal 2006, $9,722 in 2007 and
$7,038 in 2008.

Note 8	RELATED PARTY TRANSACTIONS

During the quarter, salaries and consulting fees of $295,243 (2005 - $42,666) were paid to directors and officers of the Company and subsidiaries of the Company, of which $117,196 was paid in cash and $178,047 was paid in shares, valued at closing price before the date of settlement. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

…/ 8

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 8 -

Note 9	COMMITMENTS

The Company has sublet its Vancouver offices, is off covenant, and therefore has no further long term commitment, other than the capital equipment leases outlined in Note7.

The Company is paying month to month rent for office space in Toronto at the rate of $1,570 per month. There is no lease commitment or long term liability.

Note 10	SUBSEQUENT EVENTS

Since February 28, 2006 the Corporation has issued 460,350 common shares, on the exercise of warrants and for private placements, for $53,503, at an average price of $0.12 per share.